

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

Via Facsimile
Mr. Greg Halpern
Chief Financial Officer
Max Sound Corporation
10685-B Hazelhurst Drive #6572
Houston, TX 77043

       Re: **Max Sound Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed March 31, 2011
                File No. 000-51886

Dear Mr. Halpern:

We have reviewed your letter dated January 20, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 4, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.   As previously requested, in responding to our comments please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 13

2.   As your Max Sound technology rights intangible asset is the most significant asset on your balance sheet, in future filings please include a comprehensive discussion of the significant policies and estimates related to this intangible asset. Please confirm that your future disclosure, beginning with your December 31, 2011 form 10-K, will address the following:

*   if your most recent impairment testing results in no impairment being recognized, quantify the percentage by which fair value exceeded carrying value if fair value was not substantially in excess of carrying value;
*   description of the impairment methodology and key assumptions used and how the key assumptions were determined;
*   discussion of the degree of uncertainty associated with the key assumptions;
*   description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions;
*   how you consider specific impairment indicators, such as your to-date lack of meaningful revenues or cash flows generated by the asset;
*   your evaluation of factors considered in determining the intangible assets estimated useful life; and
*   description of potential events and/or circumstances that could reasonably be expected to indicate that the intangible asset no longer has an indefinite useful life.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350.

In responding to our comments, **please provide a written statement from the company acknowledging that**:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comment does not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief